# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BITMINE IMMERSION TECHNOLOGIES, INC., CIK 0001829311
CUSIP: 09175A206
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10845 Griffith Peak Dr. #2, Las Vegas, Nevada (NV), 89135
Date of event which requires filing of this statement: 07/08/2025
Filed by CIK 0002077248
Persons authorized to receive notices and communications: MOZAYYX UGP, LLC, 111 Congress Ave, Suite 1200, Austin, Texas (TX), 78701, (512) 522-9690; DLA Piper LLP (US), One Liberty Place 1650, Market Street, Suite 5000, Philadelphia, Pennsylvania (PA), 19103-7300, (215) 656-2472

## Reporting persons
- MOZAYYX UGP, LLC (CIK 0002077248): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC), other (OO); sole voting power 0; shared voting power 5,358,560; sole dispositive power 0; shared dispositive power 5,358,560; aggregate amount beneficially owned 5,358,560 (9.99% of the class)
  Comment: Items 8, 10 and 11 consist of (i) 3,333,333 shares of common stock, par value $0.0001 ("Common Stock"), of Bitmine Immersion Technologies, Inc. (the "Issuer") held by MOZAYYX TOWER SPV I, LP, a Delaware limited partnership ("SPV"), an entity controlled by MOZAYYX UGP, LLC ("UGP" or the "Reporting Person"); and (ii) 2,025,277 shares of Common Stock pursuant to the Strategic Advisor Warrants (as defined herein) that are exercisable within 60 days of the date hereof by Ethereum Tower Instant LLC, a Delaware limited liability company ("ETI") of which UGP is the sole manager. While the Strategic Advisor Warrants provide certain rights to acquire up to 3,192,620 shares of the Issuer's common stock, Section 2(e) of the Strategic Advisor Warrants provides that ETI has no right to exercise any portion of the Strategic Advisor Warrant to the extent that, giving effect to such exercise, ETI or its affiliates would beneficially own in excess of 9.99% of the Issuer's outstanding Common Stock.
  Item 13 is based on 51,614,018 shares of Common Stock outstanding as of July 8, 2025, as confirmed to UGP by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: BITMINE IMMERSION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 10845 Griffith Peak Dr. #2, Las Vegas, Nevada (NV), 89135

## Item 2. Identity and Background
Name of person filing: MOZAYYX UGP, LLC, a Delaware limited liability company ("UGP").
Residence or business address: The address for UGP for purposes of this filing is 111 Congress Ave. Suite 1200, Austin, TX, 78701.
Present principal occupation or employment: UGP's principal business is, together with certain of its affiliates, to act as the sponsor and manager of investment funds and collective investment vehicles that invest in a variety of investments.
Criminal convictions in the last five years: During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See response to (d).
Citizenship: See response to (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 30, 2025, SPV, an entity controlled by UGP, entered into a securities purchase agreement with the Issuer pursuant to which SPV purchased 3,333,333 shares of Common Stock (the "Purchase Agreement"). The source of funds for SPV's subscription amount was from capital contributions to the SPV by investors.

On July 8, 2025, the Issuer entered into a Strategic Advisor Agreement (the "Strategic Advisor Agreement") with Ethereum Tower Instant LLC, a Delaware limited liability company ("ETI") for which UGP is the sole manager, to expand and diversify the Issuer's business operations through the integration of cryptocurrency and digital asset strategies. Pursuant to the Strategic Advisor Agreement, ETI has agreed to provide the Issuer with business advisory services regarding the digital asset ecosystem and other strategic advice regarding the Issuer's business. As compensation for services rendered by ETI under the Strategic Advisor Agreement, the Issuer issued warrants (the "Strategic Advisor Warrants") to ETI to purchase up to 3,192,620 shares of Common Stock, subject to a limit on exercising the Strategic Advisor Warrants to extent that, giving effect to such exercise, ETI or its affiliates would beneficially own in excess of 9.99% of the Issuer's outstanding Common Stock.

The foregoing descriptions of the Purchase Agreement, the Strategic Advisor Agreement and the Strategic Advisor Warrants do not purport to be complete and are qualified in their entirety by the full text to such documents, in the forms filed herewith as Exhibits 99.1, 99.2 and 99.3, respectively, which are incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired beneficial ownership of the Common Stock and Strategic Advisor Warrants as part of the transactions described in Item 3 above. The Reporting Person may in the future take actions with respect to their investment in the Issuer as it deems appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.

From time to time, the Reporting Person may acquire beneficial ownership of additional securities of the Issuer, by purchase or otherwise, including additional purchases of shares in the open-market or privately negotiated transactions or otherwise. In addition, from time to time, the Reporting Person may dispose of all or a portion of the securities of the Issuer that are beneficially owned by such Reporting Person.

Except as set forth above, at the present time, the Reporting Person do not have any current plans or future intentions of making additional changes to the board of directors, management, or changing the number/terms of board of director members of the Issuer.

Other than as described above, the Reporting Person do not have any plan or proposal that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except the information set forth in this Schedule 13D, no transactions in the Common Stock have been effected by the Reporting Person during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person, with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Securities Purchase Agreement, dated as of June 30, 2025, between the Issuer and the Purchasers named therein (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K, filed July 3, 2025).

99.2 Strategic Advisor Agreement, dated as of July 8, 2025, between the issuer and ETI (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K, filed July 9, 2025).

99.3 Form of Strategic Advisor Warrant, dated as of July 8, 2025, issued by the Issuer to ETI (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K, filed July 9, 2025).

## Signatures
- MOZAYYX UGP, LLC: /s/ Xuan Yong, Xuan Yong / Authorized Signatory (07/15/2025)